UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 31, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN,

ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 July 2017 entitled ‘RESULT OF ANNUAL GENERAL MEETING’

At: 03.45pm

RNS: 4809M

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 28 July 2017 at 11.00 am.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2017	18,084,844,182	67.82%	18,073,405,193	99.94	11,438,989	0.06	59,549,553
2.	To re-elect Gerard Kleisterlee as a Director	17,966,206,191	67.37%	17,757,742,665	98.84	208,463,526	1.16	178,114,446
3.	To re-elect Vittorio Colao as a Director	18,110,551,259	67.91%	18,077,926,299	99.82	32,624,960	0.18	33,677,673
4.	To re-elect Nick Read as a Director	18,110,527,433	67.91%	17,683,154,600	97.64	427,372,833	2.36	33,771,087
5.	To re-elect Sir Crispin Davis as a Director	18,110,012,011	67.91%	18,070,376,514	99.78	39,635,497	0.22	34,329,622
6.	To re-elect Dr Mathias Döpfner as a Director	18,109,846,999	67.91%	17,048,108,088	94.14	1,061,738,911	5.86	34,431,559
7.	To re-elect Dame Clara Furse as a Director	18,110,679,542	67.91%	18,080,426,432	99.83	30,253,110	0.17	33,649,026
8.	To re-elect Valerie Gooding as a Director	18,110,666,881	67.91%	17,972,658,200	99.24	138,008,681	0.76	33,650,448
9.	To re-elect Renée James as a Director	18,110,252,117	67.91%	18,067,476,586	99.76	42,775,531	0.24	34,022,928
10.	To re-elect Samuel Jonah as a Director	18,109,626,542	67.91%	18,055,651,780	99.70	53,974,762	0.30	34,663,577
11.	To elect Maria Amparo Moraleda Martinez as a Director in accordance with the Company’s Articles of Association	18,108,884,313	67.91%	16,318,331,374	90.11	1,790,552,939	9.89	35,432,072
12.	To re-elect David Nish as a Director	18,109,093,904	67.91%	18,002,906,234	99.41	106,187,670	0.59	35,214,958
13.	To declare a final dividend of 10.03 eurocents per ordinary share for the year ended 31 March 2017	18,115,175,840	67.93%	18,068,937,788	99.74	46,238,052	0.26	29,266,445
14.	To approve the Directors’ Remuneration Policy contained in the Remuneration Report of the Board for the year ended 31 March 2017	18,088,949,855	67.83%	17,581,245,488	97.19	507,704,367	2.81	55,312,703
15.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2017	17,786,548,952	66.70%	17,324,339,658	97.40	462,209,294	2.60	357,720,232

16.	To reappoint PricewaterhouseCoopers LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company	17,419,661,319	65.32%	15,337,361,660	88.05	2,082,299,659	11.95	724,715,169
17.	To authorise the Audit and Risk Committee to determine the remuneration of the Auditor	18,111,414,880	67.92%	17,614,117,704	97.25	497,297,176	2.75	32,951,111
18.	To authorise the Directors to allot shares	18,076,700,202	67.78%	16,101,397,032	89.07	1,975,303,170	10.93	67,645,223
19.	To authorise the Directors to dis-apply pre-emption rights	18,080,592,621	67.80%	17,957,716,020	99.32	122,876,601	0.68	63,696,501
20.	To authorise the Directors to dis-apply pre-emption rights up to a further 5% for the purposes of financing an acquisition or other capital investment	18,082,584,763	67.81%	16,562,618,082	91.59	1,519,966,681	8.41	61,728,898
21.	To authorise the Company to purchase its own shares	18,119,680,862	67.95%	17,870,466,220	98.62	249,214,642	1.38	24,593,143
22.	To authorise political donations and expenditure	17,993,066,607	67.47%	17,581,848,750	97.71	411,217,857	2.29	151,261,840
23.	To authorise the Directors to call general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice	18,022,384,543	67.58%	16,894,164,607	93.74	1,128,219,936	6.26	122,042,190

The number of Ordinary Shares in issue on 26 July 2017 (excluding shares held in Treasury) was 26,667,760,581.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 18 and 22 were passed as Ordinary Resolutions and Resolutions 19, 20, 21 and 23 were passed as Special Resolutions.

A copy of Resolutions 22 and 23, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	July 31, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary